Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(In thousands, except ratio computation)
Pretax income before adjustment for noncontrolling interest	$7,544	$1,119	$17,510	$3,897

Add back:
Fixed charges	10,664	8,557	21,289	16,993
Distributed income of equity investees	334	570	9,074	1,353
Equity in loss of equity investees	—	—	—	791

Deduct:
Equity in earnings of equity investees	(335)	(816)	(2,995)	—
Capitalized interest	(222)	(503)	(488)	(884)
Earnings as Defined	$17,985	$8,927	$44,390	$22,150

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,388	$8,002	$20,691	$16,004
Capitalized interest	222	503	488	884
Interest portion of rent expense	54	52	110	105
Fixed Charges	10,664	8,557	21,289	16,993
Preferred share dividends	1,675	1,813	3,487	3,625
Combined Fixed Charges and Preferred Dividends	$12,339	$10,370	$24,776	$20,618

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.46	(a)	1.79	1.07

(a) For the three months ended June 30, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $1.4 million to achieve a coverage of 1:1 for the period.